FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934
For the month of September, 2011
Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes No 

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. BCHA Selects Magic Software’s iBOLT Integration Platform to Reduce Costs and Improve Efficiency

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2011	Magic Software Enterprises Ltd

	By:	/s/ Amit Birk
Amit Birk
VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1	BCHA Selects Magic Software’s iBOLT Integration Platform to Reduce Costs and Improve Efficiency

Exhibit 10.1

PRESS RELEASE

BCHA Selects Magic Software’s iBOLT Integration Platform to Reduce Costs and Improve Efficiency

Or-Yehuda, Israel, September 14, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, today announced that BCHA has chosen iBOLT to integrate its Homeless Link product, InForm, built on the Salesforce.com platform, with its SQL-based Housing Management System, WRAPP by Paloma Systems Ltd.

BCHA is a social care and support provider helping vulnerable people within the community to find a way forward with their lives, helping people off the streets, out of abuse, over skills barriers and onto independence. The new system has enabled BCHA to develop and improve its work practices, bringing many benefits to its service users. For example, the streamlined new solution combines information from different applications to provide BCHA’s housing officers and tenants with consistent and timely information, while reducing administration and support costs.

BCHA is using iBOLT to automate the process of keeping its Intranet up to date with contact names from Active Directory via a data feed to the web through its SQL server. It has also integrated the system with its web-based SMS application, so that iBOLT can now send text-to-mobile and text-to-voice messages to contact staff and service users with vital updates. This is helping to reduce rent arrears and ensure housing officers are aware of tenants who might need extra support to manage their finances.

BCHA was introduced to iBOLT through Magic Software’s involvement in Salesforce.com’s Foundation Program. As part of the program, Magic Software’s UK subsidiary offers basic package licenses of its iBOLT business integration tool free of charge, or at 80% discount, to Salesforce.com Foundation customers in the UK and Eire.

Paul Thompson, ICT Manager at BCHA, commented, “iBOLT has already exceeded our highest hopes. We are constantly finding new ways in which iBOLT can help us enrich the quality of our services, reduce costs and increase efficiency”

Magic Software will be showcasing its award-winning iBOLT integration platform at Cloudforce 2011 London on September 14 & 15 at the Royal Festival Hall in London, UK.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

About BCHA

BCHA is a specialist housing and social care support provider, which helps homeless, vulnerable and other people access the right housing, health, learning and work opportunities. Working across Dorset, Oxford, Reading, Exeter, Plymouth, Salisbury and Chippenham, BCHA helps people find a way forward – and has been doing so for over 40 years. For more information, visit www.bcha.org.uk.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.
Magic is the trademark of Magic Software Enterprises Ltd.

Press contacts:

Tania Amar
Magic Software Enterprises
Tel: +972 (0)3 538 9300
Email: tania@magicsoftware.com

Kirsten Scott / Nikki Woolf
éclat Marketing
Tel: +44 (0) 1276 486 000
Email: magic@eclat.co.uk